Exhibit 99.1

TELUS CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2010

interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Six months
Periods ended June 30 (millions except per share amounts)	2010	2009	2010	2009

OPERATING REVENUES	$2,398	$2,377	$4,773	$4,752
OPERATING EXPENSES
Operations	1,460	1,451	2,889	2,892
Restructuring costs (Note 6)	19	53	25	81
Depreciation	316	330	661	664
Amortization of intangible assets	91	94	199	187
	1,886	1,928	3,774	3,824
OPERATING INCOME	512	449	999	928
Other expense, net	6	11	14	16
Financing costs (Note 7)	114	106	226	201
INCOME BEFORE INCOME TAXES	392	332	759	711
Income taxes (Note 8)	96	88	195	145
NET INCOME	296	244	564	566
OTHER COMPREHENSIVE INCOME (Note 17(b))
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(2)	19	27
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations	—	(9)	(1)	(8)
Change in unrealized fair value of available-for-sale financial assets	—	1	—	1
	2	(10)	18	20
COMPREHENSIVE INCOME	$298	$234	$582	$586
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$295	$243	$562	$564
Non-controlling interests	1	1	2	2
	$296	$244	$564	$566
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$297	$233	$580	$584
Non-controlling interests	1	1	2	2
	$298	$234	$582	$586
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE (Note 9)
Basic	$0.92	$0.77	$1.76	$1.78
Diluted	$0.92	$0.77	$1.76	$1.78
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE (Note 10)	$0.50	$0.475	$0.975	$0.95
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	319	318	319	318
Diluted	320	318	319	318

The accompanying notes are an integral part of these interim consolidated financial statements.

interim consolidated statements of financial position	(unaudited)

As at (millions)	June 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and temporary investments, net	$41	$41
Accounts receivable (Notes 13, 19(b))	780	694
Income and other taxes receivable	152	16
Inventories (Note 19(b))	173	270
Prepaid expenses	217	105
Derivative assets (Note 4(h))	6	1
	1,369	1,127
Non-Current Assets
Property, plant, equipment and other, net (Note 14)	7,618	7,729
Intangible assets, net (Note 15)	5,096	5,148
Goodwill, net (Note 15)	3,572	3,572
Other long-term assets (Note 19(b))	1,686	1,602
Investments	41	41
	18,013	18,092
	$19,382	$19,219

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities (Note 19(b))	$1,274	$1,385
Income and other taxes payable	6	182
Restructuring accounts payable and accrued liabilities (Note 6)	83	135
Dividends payable (Note 10(a))	161	150
Advance billings and customer deposits (Note 19(b))	560	674
Current maturities of long-term debt (Note 16)	1,463	82
Current portion of derivative liabilities (Note 4(h))	721	62
Current portion of future income taxes	417	294
	4,685	2,964
Non-Current Liabilities
Long-term debt (Note 16)	4,740	6,090
Other long-term liabilities (Note 19(b))	673	1,271
Future income taxes	1,380	1,319
	6,793	8,680
Total Liabilities	11,478	11,644
Owners’ Equity
Common Share and Non-Voting Share equity (Note 17)	7,882	7,554
Non-controlling interests	22	21
	7,904	7,575
	$19,382	$19,219

Commitments and Contingent Liabilities (Note 18)

The accompanying notes are an integral part of these interim consolidated financial statements.

interim consolidated statements of changes in owners’ equity	(unaudited)

	Common Share and Non-Voting Share equity
	Equity contributed
	Share capital							Accumulated
	Common Shares		Non-Voting Shares					other		Non-
($ in millions)	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2009	174,817,514	$2,216	142,831,858	$3,069	$5,285	$168	$1,762	$(130)	$7,085	$23	$7,108
Net income	—	—	—	—	—	—	564	—	564	2	566
Other comprehensive income	—	—	—	—	—	—	—	20	20	—	20
Dividends (Note 10(a))	—	—	—	—	—	—	(300)	—	(300)	(4)	(304)
Shares issued pursuant to cash exercise of share options (Note 17(c))	1,506	—	21,156	1	1	—	—	—	1	—	1
Share option award expense recognized in period (Note 11)	—	—	—	—	—	8	—	—	8	—	8
Balance as at June 30, 2009	174,819,020	$2,216	142,853,014	$3,070	$5,286	$176	$2,026	$(110)	$7,378	$21	$7,399
Balance as at January 1, 2010	174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575
Net income	—	—	—	—	—	—	562	—	562	2	564
Other comprehensive income	—	—	—	—	—	—	—	18	18	—	18
Dividends (Note 10(a))	—	—	—	—	—	—	(313)	—	(313)	(1)	(314)
Shares issued pursuant to cash exercise of share options (Note 17(c))	1,876	—	26,670	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature (Note 17(c))	—	—	21,809	—	—	—	—	—	—	—	—
Dividend Reinvestment and Share Purchase Plan (Note 10(b))
Dividends reinvested in shares	—	—	1,591,294	53	53	—	—	—	53	—	53
Optional cash payments	—	—	17,666	1	1	—	—	—	1	—	1
Share option award expense recognized in period (Note 11)	—	—	—	—	—	6	—	—	6	—	6
Balance as at June 30, 2010	174,820,896	$2,216	144,532,955	$3,125	$5,341	$187	$2,408	$(54)	$7,882	$22	$7,904

The accompanying notes are an integral part of these interim consolidated financial statements.

interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income	$296	$244	$564	$566
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	407	424	860	851
Future income taxes	146	132	177	121
Share-based compensation (Note 11(a))	6	11	7	20
Net employee defined benefit plans expense	7	5	14	9
Employer contributions to employee defined benefit plans	(44)	(51)	(89)	(104)
Restructuring costs, net of cash payments (Note 6)	(3)	31	(52)	30
Other	(5)	3	(6)	23
Net change in non-cash working capital (Note 19(c))	(287)	53	(538)	(50)
Cash provided by operating activities	523	852	937	1,466
INVESTING ACTIVITIES
Capital expenditures (Notes 5, 14, 15)	(397)	(557)	(708)	(1,031)
Proceeds from the sale of property and other assets	—	—	3	—
Other	8	5	9	1
Cash used by investing activities	(389)	(552)	(696)	(1,030)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued	2	—	2	1
Dividends paid to holders of Common Shares and Non-Voting Shares (Note 10(a))	(120)	(151)	(249)	(302)
Long-term debt issued (Notes 16, 19(c))	878	2,599	1,753	6,173
Redemptions and repayment of long-term debt (Notes 16, 19(c))	(899)	(2,783)	(1,746)	(6,282)
Dividends paid by a subsidiary to non-controlling interests	—	(4)	(1)	(4)
Cash provided (used) by financing activities	(139)	(339)	(241)	(414)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(5)	(39)	—	22
Cash and temporary investments, net, beginning of period	46	65	41	4
Cash and temporary investments, net, end of period	$41	$26	$41	$26
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(185)	$(184)	$(221)	$(233)
Interest received	$—	$35	$—	$35
Income taxes (inclusive of Investment Tax Credits (Note 8)) (paid) received, net	$(58)	$(8)	$(309)	$(222)

The accompanying notes are an integral part of these interim consolidated financial statements.

notes to interim consolidated financial statements	(unaudited)

JUNE 30, 2010

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements	Page	Description
General application
1. Interim financial statements	7	Summary explanation of basis of presentation of interim consolidated financial statements
2. Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3. Capital structure financial policies	7	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4. Financial instruments	9	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	16	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
6. Restructuring costs	17	Summary continuity schedule and review of restructuring costs
7. Financing costs	18	Summary schedule of items comprising financing costs by nature
8. Income taxes	18	Summary reconciliations of statutory rate income tax expense to provision for income taxes
9. Per share amounts	19	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
10. Dividends per share	19	Summary schedule of dividends declared
11. Share-based compensation	20	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
12. Employee future benefits	23	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
13. Accounts receivable	23	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
14. Property, plant, equipment and other	25	Summary schedule of items comprising property, plant, equipment and other
15. Intangible assets and goodwill	26	Summary schedule of intangible assets, including goodwill
16. Long-term debt	27	Summary schedule of long-term debt and related disclosures

notes to interim consolidated financial statements	(unaudited)

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
17. Common Share and Non-Voting Share equity	29	Review of Common Share and Non-Voting Share equity items including details of other comprehensive income, accumulated other comprehensive income and share option price stratification summaries
18. Commitments and contingent liabilities	32	Summary review of contingent liabilities, guarantees, claims and lawsuits
Other
19. Additional financial information	34	Summary schedules of items comprising certain primary financial statement line items
20. Differences between Canadian and United States generally accepted accounting principles	35	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1                  interim financial statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2009, including that certain of the comparative amounts have been reclassified to conform to the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

2                  accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which balances the interests of equity and debt holders.

In the management of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

notes to interim consolidated financial statements	(unaudited)

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long term debt; and the ongoing impacts of the share options with the net-cash settlement feature.

During 2010, the Company’s strategy, which was unchanged from 2009 (other than to change the dividend payout ratio guideline to 55-65% of sustainable net earnings on a prospective basis), included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, June 30 ($ in millions)	Policy	2010	2009
Components of debt and coverage ratios
Net debt(1)		$7,221	$7,255
EBITDA — excluding restructuring costs(2)		$3,705	$3,820
Net interest cost(3)		$557	$441
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.9	1.9
Coverage ratios
Earnings coverage (interest coverage on long-term debt)(4)		3.2	4.2
EBITDA — excluding restructuring costs interest coverage(5)		6.7	8.7
Other measures
Dividend payout ratio of adjusted net earnings(6)		66%	58%
Dividend payout ratio		64%	53%

(1)             Net debt is calculated as follows:

	2010	2009
Long-term debt (Note 16)	$6,203	$6,137
Debt issuance costs netted against long-term debt	25	29
Derivative liabilities, net	686	835
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(52)	(120)
Cash and temporary investments, net	(41)	(26)
Cumulative proceeds from accounts receivable securitization (Note 13)	400	400
Net debt	$7,221	$7,255

(2)             EBITDA — excluding restructuring costs is calculated as follows:

	2010				2009
	Period-to-date: add (deduct)				Period-to-date: add (deduct)
	Comparative quarter	Prior fiscal year	Current quarter	Total	Comparative quarter	Prior fiscal year	Current quarter	Total
EBITDA (Note 5)	$(1,779)	$3,491	$1,859	$3,571	$(1,867)	$3,779	$1,779	$3,691
Restructuring costs (Note 6)	(81)	190	25	134	(11)	59	81	129
EBITDA — excluding restructuring costs	$(1,860)	$3,681	$1,884	$3,705	$(1,878)	$3,838	$1,860	$3,820

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

notes to interim consolidated financial statements	(unaudited)

(4)             Earnings coverage (interest coverage on long-term debt) is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)             EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)             Adjusted net earnings per Common Share and Non-Voting Share is calculated as follows:

	2010	2009
Net income attributable to Common Shares and Non-Voting Shares	$3.13	$3.57
Income tax-related adjustments	(0.30)	(0.33)
Loss on redemption of long-term debt, net of income taxes	0.22	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(0.02)	0.01
Adjusted net earnings per Common Share and Non-Voting Share - basic	$3.03	$3.25

The earnings coverage (interest coverage on long-term debt) ratio was 3.2 times, down from 4.2 times one year earlier. An increase in long-term debt interest expense, mostly due to the losses on long-term debt redemption recorded in December 2009, decreased the ratio by 0.7, while lower income before income taxes and long-term debt interest expense decreased the ratio by 0.3. The EBITDA — excluding restructuring costs interest coverage ratio was 6.7 times, down from 8.7 times in 2009, due mainly to the losses on long-term debt redemption recorded in December 2009, as well as lower EBITDA — excluding restructuring costs and lower interest income included in net interest costs.

4                  financial instruments

(a)          Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	June 30, 2010	December 31, 2009
Cash and temporary investments, net	$41	$41
Accounts receivable	780	694
Derivative assets	10	1
	$831	$736

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have

notes to interim consolidated financial statements	(unaudited)

been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at June 30, 2010, the weighted average life of customer accounts receivable is 32 days (December 31, 2009 — 35 days) and the weighted average life of past-due customer accounts receivable is 70 days (December 31, 2009 — 72 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a market rate on outstanding balances.

As at (millions)	June 30, 2010	December 31, 2009
Customer accounts receivable net of allowance for doubtful accounts
Current	$391	$321
30-60 days past billing date	90	86
61-90 days past billing date	29	23
Greater than 90 days past billing date	62	67
	$572	$497
Customer accounts receivable (Note 19(b))	$621	$556
Allowance for doubtful accounts	(49)	(59)
	$572	$497

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Balance, beginning of period	$49	$86	$59	$77
Additions (provision for doubtful accounts)	13	24	29	50
Net use	(13)	(45)	(39)	(62)
Balance, end of period	$49	$65	$49	$65

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 13.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 16(d), the Company has significant debt maturities in

notes to interim consolidated financial statements	(unaudited)

future years. As at June 30, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $3 billion (December 31, 2009 — $3 billion) of debt or equity securities (see Note 16(b)). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

The Company’s undiscounted financial liability maturities, including interest thereon (where applicable) and reflecting the Company exercising its right to early and partially redeem its outstanding U.S. dollar denominated long-term debt, as set out in Note 16(b), are as set out in the following table.

	Non-derivative			Derivative
	Non-interest	Long-term debt (see Note 16)				Other financial liabilities
	bearing	All except		Currency swaps amounts to			Currency swaps amounts to
As at June 30, 2010	financial	capital	Capital	be exchanged(2)			be exchanged
(millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
Third quarter	$851	$762	$1	$(697)	$1,008	$31	$(112)	$109	$1,953
Balance of year	157	126	1	(31)	48	6	(95)	93	305
2011	125	1,077	3	(821)	1,184	—	—	—	1,568
2012	—	1,072	—	—	—	—	—	—	1,072
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,814	—	—	—	—	—	—	3,815
Total	$1,134	$8,290	$5	$(1,549)	$2,240	$37	$(207)	$202	$10,152
		Total			$8,986

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2010.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at June 30, 2010. The U.S. dollar denominated long-term debt expected maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements. As set out in Note 16(b), subsequent to the date of the statement of financial position, the Company exercised its right to early and partially redeem its outstanding U.S. dollar denominated long-term debt; no provision has been made in this table for the associated redemption premiums.

The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative			Derivative
	Non-interest	Long-term debt (see Note 16)				Other financial liabilities
	bearing	All except		Currency swaps amounts to			Currency swaps amounts to
As at June 30, 2010	financial	capital	Capital	be exchanged(2)			be exchanged
(millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
Third quarter	$851	$65	$1	$—	$—	$31	$(112)	$109	$945
Balance of year	157	152	1	(57)	88	6	(95)	93	345
2011	125	1,748	3	(1,492)	2,152	—	—	—	2,536
2012	—	1,072	—	—	—	—	—	—	1,072
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,814	—	—	—	—	—	—	3,815
Total	$1,134	$8,290	$5	$(1,549)	$2,240	$37	$(207)	$202	$10,152
		Total (see Note 16(d))			$8,986

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2010.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at June 30, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

notes to interim consolidated financial statements	(unaudited)

	Non-derivative			Derivative
	Non-interest	Long-term debt				Other financial liabilities
	bearing	All except		Currency swaps amounts to			Currency swaps amounts to
As at December 31,	financial	capital	Capital	be exchanged(2)			be exchanged
2009 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
First quarter	$1,023	$35	$1	$—	$—	$51	$(75)	$77	$1,112
Balance of year	309	420	1	(113)	175	9	(95)	95	801
2011	—	1,728	1	(1,473)	2,152	—	—	—	2,408
2012	—	1,014	—	—	—	—	—	—	1,014
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$8,449	$3	$(1,586)	$2,327	$60	$(170)	$172	$10,588
		Total			$9,193

(1)             Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2009.

(2)             The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2009. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

(d)          Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 16(c)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments:  If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments: The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

notes to interim consolidated financial statements	(unaudited)

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 11(b)) and fix the Company’s cost associated with its restricted stock units (Note 11(c)).

(g)         Market risk

Net income and other comprehensive income for the six-month periods ended June 30, 2010 and 2009, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the reporting periods.

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2010	2009	2010	2009	2010	2009
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian dollar appreciates	$(5)	$(5)	$(7)	$(26)	$(12)	$(31)
Canadian dollar depreciates	$5	$5	$7	$26	$12	$31
25 basis point change in market interest rate
Rate increases	$(1)	$(1)	$(1)	$3	$(2)	$2
Rate decreases	$1	$1	$1	$(3)	$2	$(2)
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(3)	$3	$4	$4	$1	$7
Price decreases	$(2)	$(9)	$(4)	$(4)	$(6)	$(13)

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 11(b), the volatility of the Company’s Non-Voting Share price as at June 30, 2010, was 26.3% (2009 — 26.3%); reflecting the six-month data period ended June 30, 2010, the volatility was 14.3% (2009 — 35.4%).

(3)             The hypothetical effects of changes in the prices of the Company’s Common Share and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in (f).

(h)         Fair values

General: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of

notes to interim consolidated financial statements	(unaudited)

these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based upon Canadian dollar: U.S. dollar foreign exchange forward rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009	June 30, 2010	Dec. 31, 2009
Assets
Foreign exchange derivatives	$6	$1	$—	$—	$6	$1	$—	$—
Share-based compensation derivatives	4	—	—	—	4	—	—	—
	$10	$1	$—	$—	$10	$1	$—	$—
Liabilities
Foreign exchange derivatives	$—	$2	$—	$—	$—	$2	$—	$—
Share-based compensation derivatives	35	60	—	—	35	60	—	—
Cross currency interest rate swap derivatives	686	721	—	—	686	721	—	—
	$721	$783	$—	$—	$721	$783	$—	$—

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		June 30, 2010			December 31, 2009
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2010	$32	$—	$—	$23	$1	$1
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2010	$77	3	3	$79	—	—
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2010	$94	3	3	$—	—	—
			$6	$6		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 11(c))	2012	$27	$4	$4	$12	$—	$—

notes to interim consolidated financial statements	(unaudited)

		June 30, 2010			December 31, 2009
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2010	$—	$—	$—	$102	$2	$2
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 11(b))	2012	$107	31	31	$130	51	51
- Hedging(1)(2) (Note 11(c))	2010	$26	4	6	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt	2011	$2,064	686	691	$—	—	—
			721			62
Add: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			2			—
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			5			—
			$728	$728		$62	$62
Other Long-Term Liabilities
Non-current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt	2011	$—	$—	$—	$2,064	$721	$726
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—			5
			$—	$—		$726	$726

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

Non-derivative: The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	June 30, 2010		December 31, 2009
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,203	$6,763	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income (effective		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 17(b))
	portion) (Note 17(b))			Amount
Three-month periods ended June 30 (millions)	2010	2009	Location	2010	2009
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt	$62	$(185)	Financing costs	$65	$(189)
- Arising from U.S. dollar denominated purchases	4	(4)	Operations	(1)	3
Derivatives used to manage changes in share-based compensation costs (Note 11(c))	1	(1)	Operations	—	(1)
	$67	$(190)		$64	$(187)

notes to interim consolidated financial statements	(unaudited)

	Amount of gain (loss) recognized in other comprehensive income (effective		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 17(b))
	portion) (Note 17(b))			Amount
Six-month periods ended June 30 (millions)	2010	2009	Location	2010	2009
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt	$35	$(57)	Financing costs	$17	$(105)
- Arising from U.S. dollar denominated purchases	2	(2)	Operations	(1)	8
Derivatives used to manage changes in share-based compensation costs (Note 11(c))	4	(2)	Operations	(1)	(3)
	$41	$(61)		$15	$(100)

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2010	2009	2010	2009
Derivatives used to manage currency risks	Financing costs	$4	$(10)	$2	$(5)
Derivatives used to manage changes in share-based compensation costs (Note 11(b))	Operations	5	(8)	14	(14)
		$9	$(18)	$16	$(19)

5                  segmented information

The Company’s reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Three-month periods ended June 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$1,181	$1,231	$1,217	$1,146	$—	$—	$2,398	$2,377
Intersegment revenue	40	31	9	7	(49)	(38)	—	—
	1,221	1,262	1,226	1,153	(49)	(38)	2,398	2,377
Operating expenses
Operations expense	806	833	703	656	(49)	(38)	1,460	1,451
Restructuring costs	19	49	—	4	—	—	19	53
	825	882	703	660	(49)	(38)	1,479	1,504
EBITDA(1)	$396	$380	$523	$493	$—	$—	$919	$873
CAPEX(2)	$298	$368	$99	$189	$—	$—	$397	$557
EBITDA less CAPEX	$98	$12	$424	$304	$—	$—	$522	$316
					EBITDA (from above)		$919	$873
					Depreciation		316	330
					Amortization		91	94
					Operating income		512	449
					Other expense, net		6	11
					Financing costs		114	106
					Income before income taxes		392	332
					Income taxes		96	88
					Net income		$296	$244

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

notes to interim consolidated financial statements	(unaudited)

Six-month periods ended June 30	Wireline		Wireless		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$2,379	$2,476	$2,394	$2,276	$—	$—	$4,773	$4,752
Intersegment revenue	76	64	16	14	(92)	(78)	—	—
	2,455	2,540	2,410	2,290	(92)	(78)	4,773	4,752
Operating expenses
Operations expense	1,593	1,667	1,388	1,303	(92)	(78)	2,889	2,892
Restructuring costs	23	75	2	6	—	—	25	81
	1,616	1,742	1,390	1,309	(92)	(78)	2,914	2,973
EBITDA(1)	$839	$798	$1,020	$981	$—	$—	$1,859	$1,779
CAPEX(2)	$550	$646	$158	$385	$—	$—	$708	$1,031
EBITDA less CAPEX	$289	$152	$862	$596	$—	$—	$1,151	$748
					EBITDA (from above)		$1,859	$1,779
					Depreciation		661	664
					Amortization		199	187
					Operating income		999	928
					Other expense, net		14	16
					Financing costs		226	201
					Income before income taxes		759	711
					Income taxes		195	145
					Net income		$564	$566

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

6                 restructuring costs

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Restructuring costs
Workforce
Voluntary	$11	$34	$14	$39
Involuntary	8	19	11	41
Other	—	—	—	1
	19	53	25	81
Disbursements
Workforce
Voluntary	8	8	31	10
Involuntary and other	14	14	45	40
Other	—	—	1	1
	22	22	77	51
Expenses greater (less) than disbursements	(3)	31	(52)	30
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	86	50	135	51
Balance, end of period	$83	$81	$83	$81

In 2010 ongoing efficiency initiatives include:

•                  simplifying or automating processes to achieve operating efficiencies;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space;

•                  decommissioning uneconomic products and services; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

These initiatives were aimed to improve the Company’s long-term operating productivity and competitiveness. The Company’s estimate of restructuring costs for 2010 is approximately $75 million.

notes to interim consolidated financial statements	(unaudited)

7                 financing costs

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Interest on long-term debt	$112	$116	$225	$230
Interest on short-term obligations and other	1	—	1	1
Foreign exchange	1	4	1	(3)
	114	120	227	228
Interest income
Interest on tax refunds	—	(14)	—	(26)
Other interest income	—	—	(1)	(1)
	—	(14)	(1)	(27)
	$114	$106	$226	$201

8                 income taxes

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Current	$(50)	$(44)	$18	$24
Future	146	132	177	121
	$96	$88	$195	$145

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$113	28.8%	$100	30.1%
Revaluation of future income tax liability to reflect future statutory income tax rates	(9)		(7)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(10)		(8)
Share option award compensation	1		2
Other	1		1
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$96	24.5%	$88	26.5%

Six-month periods ended June 30 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$219	28.9%	$215	30.2%
Revaluation of future income tax liability to reflect future statutory income tax rates	(16)		(26)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(11)		(48)
Share option award compensation	2		3
Other	1		1
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$195	25.7%	$145	20.4%

The Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2010, the Company recorded Investment Tax Credits of $15 million (2009 — $1 million) and $16 million (2009 — $2 million), respectively. Of the Investment Tax Credits recorded by the Company during the three-month and six-month periods ended June 30, 2010, $11 million (2009 — $NIL) and $11 million (2009 — $NIL), respectively, was recorded as a reduction of capital and the balance was recorded as a reduction of Operations expense.

notes to interim consolidated financial statements	(unaudited)

9                 per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Basic total weighted average Common Shares and Non-Voting Shares outstanding	319	318	319	318
Effect of dilutive securities
Share option awards	1	—	—	—
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	320	318	319	318

For the three-month and six-month periods ended June 30, 2010, certain outstanding share option awards, in the amount of 5 million (2009 — 10 million) and 7 million (2009 — 8 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

10          dividends per share

(a)         Dividends declared

	2010			2009
Six-month periods ended June 30 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.475 (2009 — $0.475)	Mar. 11, 2010	Apr. 1, 2010	$152	Mar. 11, 2009	Apr. 1, 2009	$151
Dividend $0.50 (2009 — $0.475)	Jun. 10, 2010	Jul. 2, 2010	161	Jun. 10, 2009	Jul. 2, 2009	149
			$313			$300

	2010			2009
	Dividends declared in			Dividends declared in
Six-month periods ended June 30 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$150	$—	$150	$151	$—	$151
Declared	N/A	313	313	N/A	300	300
Paid in cash	(129)	(120)	(249)	(151)	(151)	(302)
Re-invested in Non-Voting Shares issued from Treasury	(21)	(32)	(53)	—	—	—
Payable, end of period	$—	$161	$161	$—	$149	$149

On August 4, 2010, the Board of Directors declared a quarterly dividend of $0.50 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on October 1, 2010, to holders of record at the close of business on September 10, 2010. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on September 10, 2010.

(b)         Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends: The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. The Company announced that effective with the dividend paid January 4, 2010, Non-Voting

notes to interim consolidated financial statements	(unaudited)

Shares will be issued from Treasury at a discount of 3%. In respect of Common Share and Non-Voting Share dividends declared during the three-month and six-month periods ended June 30, 2010, $45 million (2009 — $4 million) and $77 million (2009 — $9 million), respectively, was to be reinvested in Non-Voting Shares.

Optional cash payments: Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

11            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2010			2009
Three-month periods ended June 30 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$1	$(3)	$(2)	$8	$(4)	$4
Restricted stock units(2)	8	—	8	7	—	7
Employee share purchase plan	7	(7)	—	6	(6)	—
	$16	$(10)	$6	$21	$(10)	$11

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(2) (2009 — $4).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

	2010			2009
Six-month periods ended June 30 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$2	$(9)	$(7)	$13	$(7)	$6
Restricted stock units(2)	15	(1)	14	15	(1)	14
Employee share purchase plan	14	(14)	—	14	(14)	—
	$31	$(24)	$7	$42	$(22)	$20

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(4) (2009 — $5).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the three-month and six-month periods ended June 30, 2010, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $3 million (2009 — $4 million) and $8 million (2009 — $6 million), respectively. For the three-month and six-month periods ended June 30, 2010, the income tax benefit arising from share-based compensation was $4 million (2009 — $5 million) and $7 million (2009 — $10 million), respectively; as disclosed in Note 8, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General: The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments: The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Share option award fair value (per share option)	$5.29	$3.79	$4.25	$3.63
Risk free interest rate	2.9%	2.2%	2.5%	2.3%
Expected lives(1) (years)	4.5	4.5	4.5	4.5
Expected volatility	26.3%	27.0%	26.3%	26.0%
Dividend yield	5.4%	6.2%	5.8%	6.2%

(1)             The maximum contractual term of the share option awards granted in 2010 and 2009 was seven years.

notes to interim consolidated financial statements	(unaudited)

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. As discussed further in Note 17(c), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments: Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Weighted average							Associated
As at June 30, 2010 ($ in millions except per affected outstanding share option award)	Exercise price	Grant- date fair value		Incremental expense arising from net-cash settlement feature	Exercise date fair value capped by cash-settled equity swap agreement	Affected share option awards outstanding	Aggregate intrinsic value(1)	notional amount of cash-settled equity swap agreement (Note 4(h))
Affected share option awards granted for
Common Shares prior to 2002	$38.70	N/A	(2)	$15.56	$54.26	103,510	$—	$3
Non-Voting Shares prior to 2002	$30.80	N/A	(2)	$24.35	$55.15	1,145,547	9	60
Non-Voting Shares after 2001	$23.32	$7.37		$24.46	$55.15	849,761	13	44
						2,098,818	$22	$107

(1)             The aggregate intrinsic value is calculated upon June 30, 2010, per share prices of $40.17 for Common Shares and $38.52 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 19(b) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(2)             Canadian GAAP did not require that grant date fair values be determined for share option awards made prior to 2002.

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

notes to interim consolidated financial statements	(unaudited)

	Three months			Six months
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Periods ended June 30, 2010	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	2,023,169	—	$36.13	1,385,091	—	$37.76
Vested	—	1,261	38.54	—	24,226	37.03
Issued
Initial award	52,383	—	37.07	689,752	—	32.99
In lieu of dividends	25,849	—	38.87	51,717	—	37.77
Vested	(3,607)	3,607	36.39	(8,414)	8,414	37.96
Settled in cash	—	(4,096)	36.53	—	(31,868)	37.23
Forfeited and cancelled	(36,875)	—	37.10	(57,227)	—	37.35
Outstanding, end of period
Non-vested	2,060,919	—	36.14	2,060,919	—	36.14
Vested	—	772	$39.17	—	772	$39.17

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at June 30, 2010, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2010	600,000	$49.22	165,606	765,606
2011	390,000	$33.79	237,014	627,014
2012	420,000	$35.91	248,299	668,299
	1,410,000		650,919	2,060,919

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the three-month and six-month periods ended June 30, 2010, the Company contributed 40% (2009 — 40%) for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35% (2009 — 35%). The Company records its contributions as a component of operating expenses and, prior to fiscal 2010, there were no vesting requirements. Subsequent to 2009, the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment was terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Employee contributions	$19	$17	$38	$39
Company contributions	7	6	14	14
	$26	$23	$52	$53

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month and six-month periods ended June 30, 2010 and 2009, all Common Shares issued to employees under the plan were purchased in the market at normal trading prices.

notes to interim consolidated financial statements	(unaudited)

12            employee future benefits

(a)          Defined benefit pension plans — cost

The Company’s net defined benefit pension plan costs were as follows:

	2010			2009
Three-month periods ended June 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$18	$—	$18	$13	$—	$13
Interest cost	92	—	92	93	—	93
Return on plan assets	169	(282)	(113)	(431)	331	(100)
Past service costs	—	1	1	—	1	1
Actuarial loss	21	—	21	9	—	9
Amortization of transitional asset	—	(12)	(12)	—	(11)	(11)
	$300	$(293)	$7	$(316)	$321	$5

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

	2010			2009
Six-month periods ended June 30 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$36	$—	$36	$26	$—	$26
Interest cost	184	—	184	186	—	186
Return on plan assets	64	(290)	(226)	(319)	118	(201)
Past service costs	—	2	2	—	2	2
Actuarial loss	42	—	42	18	—	18
Amortization of transitional asset	—	(24)	(24)	—	(22)	(22)
	$326	$(312)	$14	$(89)	$98	$9

(1)    Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)          Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Union pension plan and public service pension plan contributions	$7	$8	$13	$15
Other defined contribution pension plans	8	8	18	17
	$15	$16	$31	$32

13            accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (December 31, 2009 — $500 million). This revolving-period securitization agreement had an initial term ending July 18, 2007; a November 30, 2006, amendment resulted in the term being extended to July 18, 2008; a March 31, 2008, amendment resulted in the term being extended to July 17, 2009; and a May 6, 2009, amendment resulted in the term being extended to May 6, 2012.

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

notes to interim consolidated financial statements	(unaudited)

As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at June 30, 2010, the rating was A (low).

As at (millions)	June 30, 2010	December 31, 2009
Total managed portfolio	$1,186	$1,201
Securitized receivables	(470)	(598)
Retained interest in receivables sold	64	91
Receivables held	$780	$694

For the three-month and six-month periods ended June 30, 2010, the Company recognized composite losses of $2 million (2009 – $2 million) and $4 million (2009 – $4 million), respectively, on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Cumulative proceeds from securitization, beginning of period	$400	$300	$500	$300
Proceeds from new securitizations	—	100	—	100
Securitization reduction payments	—	—	(100)	—
Cumulative proceeds from securitization, end of period	$400	$400	$400	$400
Proceeds from collections reinvested in revolving-period securitizations	$1,070	$1,050	$2,150	$1,867
Proceeds from collections pertaining to retained interest	$200	$211	$398	$346

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Expected credit losses as a percentage of accounts receivable sold	1.1%	1.3%	1.1%	1.3%
Weighted average life of the receivables sold (days)	33	31	34	32
Effective annual discount rate	1.0%	0.7%	0.9%	0.9%
Servicing	1.0%	1.0%	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At June 30, 2010, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

	June 30,	Hypothetical change in assumptions(1)
($ in millions)	2010	10%	20%
Carrying amount/fair value of future cash flows	$64
Expected credit losses as a percentage of accounts receivable sold		$1	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)             These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

notes to interim consolidated financial statements	(unaudited)

14            property, plant, equipment and other

(millions)	Network assets	Buildings and leasehold improvements	Assets under capital lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2010	$22,050	$2,244	$13	$1,644	$49	$431	$26,431
Additions	195	5	3	23	—	334	560
Dispositions and retirements	(56)	(6)	—	(8)	—	—	(70)
Reclassifications	224	26	—	23	—	(273)	—
As at June 30, 2010	$22,413	$2,269	$16	$1,682	$49	$492	$26,921
Accumulated depreciation
As at January 1, 2010	$16,052	$1,333	$9	$1,308	$—	$—	$18,702
Depreciation	533	60	2	66	—	—	661
Dispositions and retirements	(48)	(6)	—	(6)	—	—	(60)
Reclassifications	(5)	5	—	—	—	—	—
As at June 30, 2010	$16,532	$1,392	$11	$1,368	$—	$—	$19,303
Net book value
As at December 31, 2009	$5,998	$911	$4	$336	$49	$431	$7,729
As at June 30, 2010	$5,881	$877	$5	$314	$49	$492	$7,618

notes to interim consolidated financial statements	(unaudited)

15            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts and the related customer relationships	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences(1)	Acquired brand	Total	Total intangible assets	Goodwill (1)	Total intangible assets and goodwill
At cost
As at January 1, 2010	$245	$137	$2,408	$104	$158	$3,052	$4,867	$7	$4,874	$7,926	$3,936	$11,862
Additions	—	—	20	2	126	148	—	—	—	148	—	148
Dispositions and retirements	—	—	(204)	—	—	(204)	—	—	—	(204)	—	(204)
Reclassifications	—	—	133	—	(133)	—	—	—	—	—	—	—
As at June 30, 2010	$245	$137	$2,357	$106	$151	$2,996	$4,867	$7	$4,874	$7,870	$3,936	$11,806
Accumulated amortization
As at January 1, 2010	$52	$27	$1,605	$76	$—	$1,760	$1,018	$—	$1,018	$2,778	$364	$3,142
Amortization	3	7	187	2	—	199	—	—	—	199	—	199
Dispositions and retirements	—	—	(203)	—	—	(203)	—	—	—	(203)	—	(203)
As at June 30, 2010	$55	$34	$1,589	$78	$—	$1,756	$1,018	$—	$1,018	$2,774	$364	$3,138
Net book value
As at December 31, 2009	$193	$110	$803	$28	$158	$1,292	$3,849	$7	$3,856	$5,148	$3,572	$8,720
As at June 30, 2010	$190	$103	$768	$28	$151	$1,240	$3,849	$7	$3,856	$5,096	$3,572	$8,668

(1)    Accumulated amortization of spectrum licences and goodwill is amortization recorded prior to 2002.

notes to interim consolidated financial statements	(unaudited)

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2010 (balance of year)	$193
2011	324
2012	204
2013	68
2014	35

(c)          Other

As at June 30, 2010, goodwill amounts attributable to the Company’s Wireline segment and Wireless segment were $966 million (December 31, 2009 — $966 million) and $2,606 million (December 31, 2009 — $2,606 million), respectively.

16            long-term debt

(a)          Details of long-term debt

As at ($ in millions) Series	Rate of interest		Maturity	June 30, 2010	December 31, 2009
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$1,432	$1,411
CB	5.00	%(1)	June 2013	299	299
CC	4.50	%(1)	March 2012	299	299
CD	4.95	%(1)	March 2017	690	690
CE	5.95	%(1)	April 2015	498	498
CF	4.95	%(1)	May 2014	697	697
CG	5.05	%(1)	December 2019	989	989
				4,904	4,883
TELUS Corporation Commercial Paper	0.62%		Through September 2010	524	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	173	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				740	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	30	30
Capital leases issued at varying rates of interest from 2.05% to 5.30% and maturing on various dates up to 2013				5	2
Long-Term Debt				6,203	6,172
Less: Current maturities				1,463	82
Long-Term Debt — non-current				$4,740	$6,090

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$1,348 million (December 31, 2009 — U.S.$1,348 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. Assuming that the redemption is completed, the loss on the redemption to be recorded in the three-month period ended September 30, 2010, which includes the loss arising on early settlement of the associated cross currency interest rate swap agreements, is estimated to be approximately $58 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which includes the loss arising on

notes to interim consolidated financial statements	(unaudited)

early settlement of the associated cross currency interest rate swap agreements, of $99 million was recorded in the three-month period ended December 31, 2009.

2011 Cross Currency Interest Rate Swap Agreements:  With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.3 billion (December 31, 2009 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at June 30, 2010, comprised a net derivative liability of $686 million (December 31, 2009 — $721 million), as set out in Note 4(h). The asset value of the swap agreements increases (decreases) when the statement of financial position date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

			Principal face amount		Redemption
Series	Issued	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$994.78	U.S.$2.0 billion	U.S.$1.3 billion	30
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	$998.97	$500 million	$500 million	66
4.95% Notes, Series CF(2)	May 2009	$999.96	$700 million	$700 million	71
5.05% Notes, Series CG(2)	December 2009	$994.19	$1.0 billion	$1.0 billion	45.5
5.05% Notes, Series CH(2)(3)	July 2010	$997.44	$1.0 billion	—	47

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             The Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes each require the Company to make an offer to repurchase the Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)             Issued subsequent to the date of the statement of financial position and prior to the issuance of these interim consolidated financial statements. The Series CH Notes mature July 2020.

(c)          TELUS Corporation credit facilities

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility expiring on May 1, 2012, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010. The credit facility is unsecured and bears interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	June 30, 2010			December 31, 2009
As at (millions) Revolving credit facility expiring	May 1, 2012	December 31, 2010	Total	May 1, 2012	December 31, 2010	Total
Net available	$1,358	$300	$1,658	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	118	—	118	123	—	123
Backstop of commercial paper	524	—	524	467	—	467
Gross available	$2,000	$300	$2,300	$2,000	$300	$2,300

notes to interim consolidated financial statements	(unaudited)

(d)          Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2010, but excluding events after the date of the statement of financial position set out in (c) above, for each of the next five fiscal years are as follows:

	Canadian dollars		U.S. dollars
Long-term debt denominated in	All except	Capital		Derivative liability
Years ending December 31 (millions)	capital leases	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2010 (balance of year)	$30	$2	$—	$—	$—	$—	$32
2011	—	3	1,434	(1,434)	2,064	2,064	2,067
2012	824	—	—	—	—	—	824
2013	300	—	—	—	—	—	300
2014	700	—	—	—	—	—	700
Thereafter	2,949	—	—	—	—	—	2,949
Future cash outflows in respect of long-term debt principal repayments	4,803	5	1,434	(1,434)	2,064	2,064	6,872
Future cash outflows in respect of associated interest and like carrying costs(2)	1,938	—	115	(115)	176	176	2,114
Undiscounted contractual maturities (Note 4(c))	$6,741	$5	$1,549	$(1,549)	$2,240	$2,240	$8,986

(1)             Where applicable, principal-related cash flows reflect foreign exchange rates at June 30, 2010.

(2)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2010.

17            Common Share and Non-Voting Share equity

(a)          Authorized share capital

As at June 30, 2010 and December 31, 2009, the Company’s authorized share capital consisted of 1 billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

Non-Voting Shares have conversion rights that, in certain instances (such as if a change in foreign ownership restrictions were to occur), allow the holders of Non-Voting Shares to convert them to Common Shares on a one-for-one basis.

notes to interim consolidated financial statements	(unaudited)

(b)          Accumulated other comprehensive income (loss)

	2010					2009
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Three-month periods ended June 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$67	$10	$57			$(190)	$(28)	$(162)
(Gains) losses arising in prior periods and transferred to net income in the current period	(64)	(9)	(55)			187	27	160
	3	1	2	$(36)	$(34)	(3)	(1)	(2)	$(93)	$(95)
Cumulative foreign currency translation adjustment	—	—	—	(20)	(20)	(9)	—	(9)	(6)	(15)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	—	—	—	—	—	1	—	1	(1)	—
	$3	$1	$2	$(56)	$(54)	$(11)	$(1)	$(10)	$(100)	$(110)

	2010					2009
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Six-month periods ended June 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$41	$9	$32			$(61)	$(2)	$(59)
(Gains) losses arising in prior periods and transferred to net income in the current period	(15)	(2)	(13)			100	14	86
	26	7	19	$(53)	$(34)	39	12	27	$(122)	$(95)
Cumulative foreign currency translation adjustment	(1)	—	(1)	(19)	(20)	(8)	—	(8)	(7)	(15)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	—	—	—	—	—	1	—	1	(1)	—
	$25	$7	$18	$(72)	$(54)	$32	$12	$20	$(130)	$(110)

As at June 30, 2010, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $52 million.

(c)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also

notes to interim consolidated financial statements	(unaudited)

similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	Three months		Six months
Periods ended June 30, 2010	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	13,317,797	$37.08	11,057,916	$38.08
Granted	76,321	37.19	2,721,921	32.76
Exercised(1)	(188,520)	26.79	(290,544)	25.93
Forfeited	(192,888)	39.19	(355,078)	39.58
Expired	(1,500)	40.20	(123,005)	38.31
Outstanding, end of period	13,011,210	$37.20	13,011,210	$37.20

(1)             The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2010, was $2 million (reflecting a weighted average price at the dates of exercise of $38.26 per share) and $3 million (reflecting a weighted average price at the dates of exercise of $36.67 per share), respectively. The tax benefit realized for the tax deductions from share option exercises for the three-month and six-month periods ended June 30, 2010, was $NIL and $NIL, respectively.

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 11(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	Three months				Six months
Periods ended June30, 2010	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued pursuant to exercise of share options	—		22,800	22,800	1,876		26,670	28,546
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	—		100,296	100,296	22,394		167,705	190,099
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	19,729	19,729	N/A	(1)	21,809	21,809
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	45,695	45,695	N/A	(1)	50,090	50,090
Share options exercised	—		188,520	188,520	24,270		266,274	290,544

(1)             Share option awards for Common Shares do not have a net-equity settlement feature.

notes to interim consolidated financial statements	(unaudited)

The following is a life and exercise price stratification of the Company’s share options outstanding as at June 30, 2010.

Options outstanding(1)							Options exercisable
Range of option prices						Total	Number of shares	Weighted average price
Low	$8.43	$14.93	$22.70	$34.81	$53.09	$8.43
High	$10.75	$22.06	$33.14	$50.47	$64.64	$64.64
Year of expiry and number of shares
2010	—	600	339,900	103,510	—	444,010	444,010	$27.41
2011	—	4,200	773,399	707,109	—	1,484,708	1,484,708	$29.44
2012	4,900	100,200	65,000	1,181,320	—	1,351,420	1,096,125	$35.04
2013	—	—	—	1,186,840	51,741	1,238,581	1,088,064	$43.28
2014	—	—	—	30,635	1,008,756	1,039,391	977,076	$56.76
2015	—	—	19,475	2,388,470	—	2,407,945	—	$—
2016	—	—	2,355,542	—	—	2,355,542	—	$—
2017	—	—	2,602,817	86,796	—	2,689,613	—	$—
	4,900	105,000	6,156,133	5,684,680	1,060,497	13,011,210	5,089,983
Weighted average remaining contractual life (years)	2.3	2.4	5.2	3.2	3.7	4.2
Weighted average price	$10.12	$16.36	$30.27	$41.47	$56.71	$37.20
Aggregate intrinsic value(2) (millions)	$—	$2	$51	$5	$—	$58

Options exercisable
Number of shares	4,900	105,000	1,178,299	2,807,947	993,837	5,089,983
Weighted average remaining contractual life (years)	2.3	2.4	0.9	1.8	3.7	2.0
Weighted average price	$10.12	$16.36	$24.33	$39.17	$56.75	$38.67
Aggregate intrinsic value(2) (millions)	$—	$2	$17	$5	$—	$24

(1)             As at June 30, 2010, 12,006,722 share options, with a weighted average remaining contractual life of 4.0 years, a weighted average price of $37.32 and an aggregate intrinsic value of $54 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)             The aggregate intrinsic value is calculated upon June 30, 2010, per share prices of $40.17 for Common Shares and $38.52 for Non-Voting Shares.

As at June 30, 2010, less than one million Common Shares and approximately 30 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

18            commitments and contingent liabilities

(a)          Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at June 30, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and vary in terms. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at June 30, 2010, the Company has no liability recorded in respect of indemnification obligations.

notes to interim consolidated financial statements	(unaudited)

(b)          Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

Certified class action: A class action was brought in August 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. In September 2007, the class was certified by the Saskatchewan Court of Queen’s Bench. In February 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the certification decision. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiff’s counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March, 2010, the plaintiffs applied for leave to appeal the stay decision. The Company believes that it has good defences to both actions.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions: Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

notes to interim consolidated financial statements	(unaudited)

19            additional financial information

(a)          Statement of income and other comprehensive income

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Operations expense(1):
Cost of sales and service	$806	$799	$1,594	$1,596
Selling, general and administrative	654	652	1,295	1,296
	$1,460	$1,451	$2,889	$2,892
Advertising expense	$78	$62	$129	$118
Employee benefits expense
Wages and salaries(2)	$507	$539	$1,003	$1,047
Pensions — defined benefit (Note 12(a))	7	5	14	9
Pensions — defined contribution (Note 12(b))	15	16	31	32
Other defined benefits	—	1	—	1
Restructuring costs (Note 6)	19	52	25	80
Other	32	33	67	72
	580	646	1,140	1,241
Capitalized internal labour costs	(93)	(98)	(179)	(192)
	$487	$548	$961	$1,049

(1)             Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(2)             Wages and salaries include share-based compensation for the three-month and six-month periods ended June 30, 2010, of $16 (2009 — $21) and $31 (2009 — $42), respectively, as disclosed in Note 11.

(b)          Statement of financial position

As at (millions)	June 30, 2010	December 31, 2009
Accounts receivable
Customer accounts receivable	$621	$556
Accrued receivables — customer	121	103
Allowance for doubtful accounts	(49)	(59)
	693	600
Accrued receivables — other	87	93
Other	—	1
	$780	$694
Inventories
Wireless handsets, parts and accessories	$134	$226
Other	39	44
	$173	$270
Other long-term assets
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,644	$1,565
Other	42	37
	$1,686	$1,602
Accounts payable and accrued liabilities
Accrued liabilities	$466	$560
Payroll and other employee-related liabilities	281	272
Accrual for net-cash settlement feature for share option awards (Note 11(b))	22	14
Asset retirement obligations	3	3
	772	849
Trade accounts payable	326	382
Interest payable	58	60
Other	118	94
	$1,274	$1,385

notes to interim consolidated financial statements	(unaudited)

As at (millions)	June 30, 2010	December 31, 2009
Advance billings and customer deposits
Advance billings	$479	$470
Regulatory deferral accounts	15	144
Deferred customer activation and connection fees	38	40
Customer deposits	28	20
	$560	$674
Other long-term liabilities
Derivative liabilities (Note 4(h))	$—	$721
Pension and other post-retirement liabilities	218	214
Other	172	173
	390	1,108
Regulatory deferral accounts	128	—
Deferred customer activation and connection fees	73	80
Deferred gain on sale-leaseback of buildings	34	38
Asset retirement obligations	48	45
	$673	$1,271

(c)          Supplementary cash flow information

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Net change in non-cash working capital
Accounts receivable	$(43)	$117	$(86)	$241
Inventories	33	64	97	133
Prepaid expenses	(44)	(10)	(112)	(74)
Accounts payable and accrued liabilities	(113)	(81)	(139)	(130)
Income and other taxes receivable and payable, net	(121)	(27)	(312)	(181)
Advance billings and customer deposits	1	(10)	14	(39)
	$(287)	$53	$(538)	$(50)
Long-term debt issued
TELUS Corporation Commercial Paper	$878	$1,174	$1,753	$3,448
TELUS Corporation Credit Facility expiring May 1, 2012	—	725	—	2,025
Other	—	700	—	700
	$878	$2,599	$1,753	$6,173
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(849)	$(1,756)	$(1,696)	$(3,275)
TELUS Corporation Credit Facility expiring May 1, 2012	—	(1,025)	—	(3,003)
Other	(50)	(2)	(50)	(4)
	$(899)	$(2,783)	$(1,746)	$(6,282)

20                        differences between Canadian and United States generally accepted accounting principles

The Consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2, Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission, effective March 4, 2008, no longer requires certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB in fiscal 2011, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below.

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

notes to interim consolidated financial statements	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Net income in accordance with Canadian GAAP	$296	$244	$564	$566
Adjustments:
Operating expenses
Operations (b)	(16)	(14)	(29)	(28)
Amortization of intangible assets (c)	(13)	(13)	(26)	(26)
Taxes on the above adjustments and tax rate changes (e)	12	9	19	19
Net income in accordance with U.S. GAAP	279	226	528	531
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	2	(10)	18	20
Change in pension related other comprehensive income accounts	15	7	33	16
In accordance with U.S. GAAP	17	(3)	51	36
Comprehensive income in accordance with U.S. GAAP	$296	$223	$579	$567
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$278	$225	$526	$529
Non-controlling interests	1	1	2	2
	$279	$226	$528	$531
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$295	$222	$577	$565
Non-controlling interests	1	1	2	2
	$296	$223	$579	$567
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
- Basic	$0.87	$0.71	$1.65	$1.67
- Diluted	$0.87	$0.71	$1.65	$1.67

The following is an analysis of retained earnings reflecting the application of U.S. GAAP:

Six-month periods ended June 30 (millions)	2010	2009
Balance at beginning of period	$553	$227
Net income in accordance with U.S. GAAP attributable to Common Shares and Non-Voting Shares	526	529
	1,079	756
Dividends	(313)	(300)
Balance at end of period	$766	$456

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at (millions)	June 30, 2010	December 31, 2009
Current Assets	$1,369	$1,127
Non-Current Assets
Property, plant, equipment and other	7,618	7,729
Intangible assets	6,527	6,605
Goodwill	3,974	3,974
Other assets	459	362
	18,578	18,670
	$19,947	$19,797
Current Liabilities	$4,688	$2,964
Non-Current Liabilities
Long-term debt	4,762	6,120
Other long-term liabilities	813	1,413
Deferred income taxes	1,382	1,323
	6,957	8,856
Total Liabilities	11,645	11,820
Owners’ Equity
Common Share and Non-Voting Share equity	8,280	7,956
Non-controlling interests	22	21
	8,302	7,977
	$19,947	$19,797

notes to interim consolidated financial statements	(unaudited)

The following is a reconciliation of Common Share and Non-Voting Share equity incorporating the significant differences between Canadian and U.S. GAAP:

	Common Share and Non-Voting Share equity
As at June 30, 2010 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,216	$3,125	$187	$2,408	$(54)	$7.882
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,545)	(796)	275
Share-based compensation (b)	10	54	29	(93)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,959	$4,190	$215	$766	$(850)	$8,280

	Common Share and Non-Voting Share equity
As at December 31, 2009 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,216	$3,070	$181	$2,159	$(72)	$7,554
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,508)	(829)	279
Share-based compensation (b)	10	53	31	(94)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,959	$4,134	$211	$553	$(901)	$7,956

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

(b)          Operating expenses — Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans. Under U.S. GAAP, the funded status of the Company’s plans is shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in owners’ equity accounts arising from these awards will continue.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affected the transitional amount whereas Canadian GAAP only considered grant-date fair values for affected outstanding share

notes to interim consolidated financial statements	(unaudited)

option awards granted subsequent to 2001; for the three-month and six-month periods ended June 30, 2010, this resulted in the U.S. GAAP expense being greater (less) than the Canadian GAAP expense by $(1) million (2009 — $NIL) and $(1) million (2009 — $1 million), respectively.

(c)          Operating expenses — Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

			Net book value
As at (millions)	Cost	Accumulated amortization	June 30, 2010	December 31, 2009
Intangible assets subject to amortization Subscribers — wireline	$1,950	$519	$1,431	$1,457
Intangible assets with indefinite lives Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,352	$1,431	$1,457

(1)             Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2010 (balance of year)	$218
2011	374
2012	254
2013	118
2014	85

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

	Three months		Six months
Periods ended June 30 (millions)	2010	2009	2010	2009
Current	$(50)	$(44)	$18	$24
Deferred	137	124	162	104
	87	80	180	128
Investment Tax Credits	(4)	(1)	(5)	(2)
	$83	$79	$175	$126

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$105	28.8%	$92	30.1%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(11)		(8)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(10)		(8)
Share option award compensation	1		2
Investment Tax Credits, net of tax	(3)		—
Other	1		1
U.S. GAAP income tax expense	$83	22.9%	$79	25.9%

notes to interim consolidated financial statements	(unaudited)

Six-month periods ended June 30 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$203	28.9%	$199	30.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(16)		(28)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(11)		(48)
Share option award compensation	2		3
Investment Tax Credits, net of tax	(4)		(1)
Other	1		1
U.S. GAAP income tax expense	$175	24.9%	$126	19.2%

The Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2010			2009
Three-month periods ended June 30 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$3	$22	$25	$(11)	$11	$—
Income tax expense	1	7	8	(1)	4	3
Net	2	15	17	(10)	7	(3)
Accumulated other comprehensive income (loss), beginning of period	(56)	(811)	(867)	(100)	(381)	(481)
Accumulated other comprehensive income (loss), end of period	$(54)	$(796)	$(850)	$(110)	$(374)	$(484)

	2010			2009
Six-month periods ended June 30 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$25	$44	$69	$32	$22	$54
Income tax expense	7	11	18	12	6	18
Net	18	33	51	20	16	36
Accumulated other comprehensive income (loss), beginning of period	(72)	(829)	(901)	(130)	(390)	(520)
Accumulated other comprehensive income (loss), end of period	$(54)	$(796)	$(850)	$(110)	$(374)	$(484)

(g)         Accounting policy developments

Accounting for transfers of financial assets and consolidation of variable interest entities: Under U.S. GAAP, for interim and annual reporting effective with its 2010 fiscal year, the Company is required to comply with amended standards in respect of transfers of financial assets and variable interest entities, as prescribed by Accounting Standards Codification topic 860, Transfers and Servicing and Accounting Standards Codification topic 810, Consolidation. Earlier application was prohibited. The Company’s current accounting policies and practices are not affected by the provisions of these topics.

Recently issued accounting standards not yet implemented: As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.